  Exhibit 99.1

High Tide to Open Two New Canna Cabana Stores in Alberta and Ontario

The Company Will End 2024 Having Opened 29 New Stores Across Canada

CALGARY, AB, Dec. 18, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 900 Carmichael Lane, in Hinton, Alberta will begin selling recreational cannabis products and consumption accessories for adult use tomorrow; and that its Canna Cabana retail cannabis store located at 1036 Pembroke Street East, Pembroke, Ontario will begin selling consumption accessories for adult use December 22nd with recreational cannabis sales to follow. These openings will mark High Tide's 190th and 191st Canna Cabana branded retail cannabis locations in Canada, the 84th in the province of Alberta and the 76th in the province of Ontario.

Hinton Location

Hinton, a new market for Canna Cabana, is a town in west-central Alberta, along the Yellowhead highway, approximately an hour's drive from the world-renowned Jasper National Park. Hinton is also the final municipality that has access to services such as liquor and grocery stores before entering the park. This new Canna Cabana is situated within the significant shopping node of Parks West Mall, where the main anchor tenants include two national grocery chains, and several quick service restaurants.

Pembroke Location

Located to the north-west of Ottawa with a population of just under 15 thousand, Pembroke also represents a new market for Canna Cabana. The new store is located along a main road that is the main north-south artery in town. With few nearby competitors and the Pembroke Mall down the road, this new site will be shadow anchored by a national confectionary chain while sharing a building with a well-known fast-food franchise.

"I am thrilled to announce that by the end of 2024, High Tide will have successfully opened 29 new stores, achieving our publicly stated goal of adding 20 to 30 locations across Canada this year. This remarkable growth has been driven by our strong free cash flow, allowing us to expand without tapping into our cash reserves. We continue to solidify our position as Alberta's largest cannabis retailer, now operating 84 wholly owned locations, and we see even more opportunities to grow in our home province. In Ontario, Canada's largest market, we've reached an impressive milestone of surpassing 75 stores and are eager to double this number, aiming for the provincial cap of 150 locations," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Canada remains a dynamic and exciting growth market as we advance toward our ambitious goal of 300 locations nationwide within the next few years. Simultaneously, we are equally energized by our recently launched international initiatives that will drive our global expansion. I want to take this opportunity to thank our dedicated team for their unwavering efforts, especially as we push through December. Their hard work continues to be the backbone of our success," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 191 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

_________________________________ [1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, and our commitment to opening the number of future stores on the timeline indicated herein, and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 18-DEC-24